Exhibit 1.01

CONFLICT MINERALS REPORT

This Conflict Minerals Report for The Bon-Ton Stores, Inc. (“Bon-Ton”) is filed with the United States Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2015 to December 31, 2015. The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as mandated by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively “conflict minerals” or “3TGs”) for the purposes of this assessment. This Report has been prepared by management of Bon-Ton. The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or a registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence in determining the source and chain of custody of the conflict minerals. The registrant must annually submit a specialized disclosure (Form SD) and Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

1.                                                                 Company Overview

The Bon-Ton Stores, Inc., a Pennsylvania corporation, was founded in 1898 and is one of the largest regional department store operators in the United States, offering a broad assortment of brand-name fashion apparel and accessories for women, men and children. Our merchandise offerings also include cosmetics, home furnishings and other goods. We currently operate 267 stores in 26 states in the Northeast, Midwest and upper Great Plains under the Bon-Ton, Bergner’s, Boston Store, Carson’s, Elder-Beerman, Herberger’s and Younkers nameplates, encompassing a total of approximately 25,000,000 square feet.

2.                                                                   Product Overview

In addition to its nationally distributed brand assortment, Bon-Ton’s exclusive private brand merchandise is a key component of its overall marketing strategy. The private brand merchandise is generally contracted by Bon-Ton to be manufactured in accordance with its specifications.

During Bon-Ton’s reasonable country of origin inquiry Bon-Ton determined that during the 2015 calendar year, it contracted to have manufactured merchandise containing Gold and Tin, and that the use of these minerals was necessary to the functionality of the merchandise.

3.                                                                   Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion

Bon-Ton relies on its suppliers to provide information on the origin of the conflict minerals contained in components and materials supplied to it, including sources of conflict minerals that are supplied to them from lower tier suppliers.

In August 2015, Bon-Ton, in partnership with its third-party provider, developed a list of suppliers of its private brand merchandise and sent letters to each of them advising them of the requirements of §1502 of the Dodd-Frank Act. Enclosed with each letter was a questionnaire designed to provide Bon-Ton with an overview of the extent of the use of conflict minerals in goods contracted by Bon-Ton to be manufactured in 2015. This list of suppliers was updated periodically throughout the supplier survey campaign.

An integral component of Bon-Ton’s due diligence efforts to determine the source of conflict minerals in its merchandise included retaining Assent Compliance, Inc. (“Assent”) to assist Bon-Ton in its efforts to comply with the Rule. Assent provides environmental compliance services to companies that are required to comply with national and global environmental regulations. The list of suppliers and their responses to the questionnaires were given to Assent to upload to a proprietary software system that was designed to facilitate the collection of accurate information related to the use and source of conflict minerals.

Bon-Ton conducted a survey of its active suppliers using the Conflict Minerals Reporting Template version 4.01 (the “CMRT”) developed by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative. The CMRT was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a supplier’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the CMRT contains questions about the origin of conflict minerals included in their products and questions about a supplier’s due diligence efforts.

We began our scoping process by completing a supplier list extraction from our Vendor List. This list was then filtered to remove:

•                  Service providers/suppliers

•                  Inactive suppliers (i.e. those from whom Bon-Ton purchased no products in 2015)

This ensures that all suppliers surveyed provided items to Bon-Ton that were used in final products in the year 2015. Once the filtering was completed, we populated the list with contact information and this list was then provided to Assent for upload to its Assent Compliance Manager, a platform that enables its users to complete and track supplier communications as well as allowing suppliers to upload completed CMRTs directly to the platform for assessment.

Bon-Ton and Assent conducted additional analysis of the supply chain, and, combined with supplier feedback, 16 suppliers provided a response that allowed their removal from the scope of the CM survey. The factors considered included:

•                  The product supplied is packaging (packaging excludes labels).

•                  The parts supplied do not end up in the final product. This includes equipment used to make the product but is not a part of the actual product itself (e.g., industrial equipment, computers, etc.)

•                  Supplier is a provider of test lab services (i.e., providers that test the resistance or durability of a product), or other services and indirect materials, or is inactive, but was not previously identified as such.

Assent then distributed the supplier survey to 232 of Bon-Ton’s in-scope suppliers via the Assent Compliance Manager platform, which included the CMRT, as well as training and educational materials for suppliers.

Non-responsive suppliers were contacted a minimum of 3 times by the Assent Compliance Manager and then were also managed by the Assent team in 1:1 communications. This included 2-3 follow-ups from Bon-Ton’s supply chain team. Additionally, suppliers were contacted via email and phone by Bon-Ton procurement team members as an escalation to encourage their response via CMRTs to Assent. All communications were monitored and tracked by Assent for future reporting and transparency.

Bon-Ton’s Conflict Minerals Compliance Program, (the “Program”) includes automated data validation on all submitted CMRTs via the Assent Compliance Manager. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. All submitted forms are accepted and classified as valid or invalid, such that data is still retained. Suppliers were contacted in regards to invalid forms and were encouraged to resubmit a valid form. As of February 29, 2016, there were no invalid supplier submissions that had not been corrected.

100% of Bon-Ton’s in-scope suppliers responded to the survey.

Based on the responses received from Bon-Ton’s RCOI, which included thousands of names of alleged smelters or refiners (“SOR”), a list was compiled of 26 verified, unique SORs, including information regarding associated countries of origin. Bon-Ton performed due diligence on the SORs on this smelter list that were known or reasonably believed to have sourced from the Democratic Republic of Congo or a bordering country (the “DRC”) or that had unknown sourcing. In the event a supplier declared that 3TG’s present in their products were conflict free, we performed a file review to verify that the information represented included smelters and/or refiners found on the EICC Conflict Free Sourcing Initiative’s standard smelter list.

As of the date of this filing, based on our supplier responses to our survey and our analysis of such responses as they apply to the calendar year ended December 31, 2015, there is an indication of DRC sourcing by some of our suppliers but we cannot ascertain if that DRC source was used in our products. Accordingly, we have continued to proceed with additional due diligence procedures for the purpose of determining the status of our products as it pertains to the source and chain of custody of any such conflict minerals.

4.                                                                   Due Diligence Process

Bon-Ton’s Conflict Minerals Compliance Program is designed to conform, in all material respects, to the framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, 2nd Edition.

4.1                               Establish Strong Company Management System Internal Team

Bon-Ton has established a system with respect to the Rule and the obligations thereof. Our system is overseen by the Vice President of Private Brands — Sourcing and Operations who is responsible for implementing our conflict minerals compliance strategy. He reports directly to the Senior Vice President — Private Brands.

We do not typically have direct relationships with 3TG smelters and refiners. However, we attempt to mitigate the risk of using Conflict Minerals that benefit armed groups in our supply chain by actively monitoring best practices through Assent, as well as through public information from groups such as the CFSI.

Internal controls include our on-going initiative of integrating Conflict Minerals related requirements in our supply agreements that require disclosure of Conflict Minerals.

With respect to the OECD requirement to strengthen engagement with suppliers, we have utilized the CMRT version 4.01 and the Assent Compliance Manager web-based reporting tool for collecting conflict minerals declarations from our supply base. The use of these tools has allowed us to assist our suppliers in understanding our expectations and requirements and increase the rate of responses we have received from our suppliers to our survey requests.

Additionally, as identified earlier, our procurement organization continues to integrate Conflict Minerals related requirements language into new supply agreements.

Assent Compliance retains all information gathered during the supply survey portion of Bon-Ton’s Conflict Minerals program for a 5 year period.

4.2                               Identify and assess risk in the supply chain

In accordance with OECD Guidelines, it is important to understand risk levels associated with conflict minerals in the supply chain. Smelters that are not certified as DRC Conflict-Free by third party sources such as the CFSI or the London Bullion Market Association (“LBMA”) Responsible Gold Programme, pose a significant risk that 3TGs may originate from non-conflict-free sources. Assent rates the risk of SORs as High, Medium or Low. This rating is based on various factors, including whether the SOR has been certified conflict free, has committed to a third-party audit, and the smelter’s geographic location, including proximity to the Covered Countries.

Assent Compliance verified, to the best of its knowledge, whether the metals processors identified by each supplier on its CMRT are actually SORs or recyclers of 3TGs by comparing facilities reported by suppliers to the CFSI Standard Smelter List and conducting its own independent research. If an SOR was not certified by an internationally-recognized scheme, Assent attempted to contact the SOR to gather more information about its sourcing practices. In addition, internet research was performed to determine whether there was any publically available sources of information regarding the SOR’s sourcing.

Assent calculates supplier risk based on the chances that a supplier provides 3TGs that may originate from Non-Conflict Free sources. The value of this risk is calculated based on the risk ratings of the smelters declared by that Supplier on their CMRT.

Additionally, suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). Evaluating and tracking the strength of the program can assist in making key risk mitigation decisions as the program progresses. Supplier programs are deemed to be either strong or weak based on their responses to the following questions:

•                                          Do you have a policy in place that includes DRC conflict-free sourcing?

•                                          Have you implemented due diligence measures for conflict-free sourcing?

•                                          Do you verify due diligence information received from your suppliers?

•                                          Does your verification process include corrective action management?

As part of Bon-Ton’s risk management plan and to ensure suppliers understand our expectations, Assent provides video and written training on conflict minerals and the CMRT. This includes instructions on completing the form, and one-on-one email and phone discussions with supplier personnel.

Tracing materials back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. We have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TGs in our supply chain. This was done by adopting methodology outlined by the EICC and programs and outreach initiatives and requiring our suppliers to conform with the same standards to meet the OECD Guidelines, and report to us using the CMRT. Through this industry joint effort, we made reasonable determination of the mines or locations of origin of the 3TGs in our supply chain.

4.3                               Design and implement a strategy to respond to identified risks

Bon-Ton has developed and continues to use a risk management approach to implement due diligence activities concerning 3TG’s and the potential presence of Conflict Minerals.

If we become aware of a supplier whose supply chain includes 3TG’s that are not conflict free, we will take appropriate steps to address the situation in a timely manner, including supplier education and/or reassessment of the supplier relationship. To date, we have found no instances where it was necessary to terminate a contract or find a replacement material or supplier.

If suppliers did not provide information as requested, or the data did not appear to be reliable or was conflicting, the conflict minerals team developed a plan to send additional communications, offered additional education, or we had our procurement organization engage with the supplier.

4.4                               Carry out independent third-party audit of the supply chain due diligence at identified points in the supply chain

As a downstream purchaser of Conflict Minerals, our due diligence process is based on the necessity of relying on data obtained from our direct suppliers. We also rely on information collected and provided by other external audit programs. As such, we have not conducted third- party audits of any smelters or refiners.

4.5                               Report on Supply Chain Due Diligence

This Conflict Minerals Report is on file with the SEC and is publicly available in the Investor Relations/Financial Information section of the Company’s website at www.bonton.com.

4.6                               Results of Due Diligence

Based on the smelter lists provided by suppliers via the CMRTs, we are aware that there are certified conflict free smelters that source from the DRC in our supply chain. Many suppliers are still unable to provide the entirety of their smelters or refiners used for materials supplied to us. Furthermore, many of the responses provided at the company or division level indicated an “unknown” status in terms of determining the origin of 3TGs.

The majority of the responses received provided data at a company or divisional level or were unable to specify the smelters or refiners used for components supplied to Bon-Ton. Bon-Ton is therefore unable to definitively determine whether the conflict minerals reported by the suppliers were contained in merchandise supplied to it. Furthermore, suppliers did not always provide smelter lists nor were the smelter lists consistently completed with identification numbers and therefore Bon-Ton was unable to validate that any of these smelters or refiners are actually in its supply chain.

As of May 31, 2016, we have validated 26 SORs and are working to validate the additional smelter and refiner entries from the submitted CMRTs. We are aware that there are 24 smelters that are certified conflict-free, and 1 other is currently active in the CFSP audit process. Schedule A lists the smelters and refiners that the suppliers we surveyed reported as being in their supply chains. We have not listed in Schedule A any smelters or refiners that we have not been able to validate.

5.                                                                   Steps to be Taken to Mitigate the Risk that Conflict Minerals in Our Products Benefit Armed Groups, Including Any Steps to Improve Our Due Diligence Program

As Bon-Ton moves towards developing its due diligence program, it intends to enhance its supplier communication and to improve its data accuracy in order to mitigate the risk that the necessary conflict minerals contained in its products could benefit armed groups in the DRC or adjoining countries.

Bon-Ton intends to undertake the following steps to improve the due diligence process and to gather additional information that will assist it in determining whether any conflict minerals benefit armed groups:

•   continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals;

•   establish new terms and conditions in supplier contracts that stipulate responses to conflict mineral related inquiries;

•   include a conflict minerals flow-down clause in new or renewed supplier contracts;

•   communicate with suppliers found to be supplying Bon-Ton with conflict minerals from sources that support conflict in the DRC or any adjoining country to establish an alternative source of conflict minerals that do not support such conflict;

•   require completion of all necessary smelter identification information that will enable the validation and disclosure of the smelters as well as the tracing of the conflict minerals to their location of origin.

Forward Looking Statements

This Specialized Disclosure Report on Form SD, including the Conflict Minerals Report Exhibit, contains forward-looking statements that are based upon management’s expectations and beliefs concerning future events impacting Bon-Ton. Certain matters contained herein concerning the future, including risk mitigation steps, constitute forward-looking statements and are based upon management’s expectations and beliefs concerning future events impacting Bon-Ton. There can be no assurance that these future events will occur as anticipated. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them.

Schedule A

The following is a list of verified SORs that the suppliers surveyed by Bon-Ton reported as being in their supply chains. An affirmative answer in the ‘Conflict-Free?’ column indicates completion of the CFSI’s Conflict-Free Smelter Program third-party audit certifying compliance with the CFSP assessment protocols.

Metal	Smelter Name	Facility Location	Conflict Free?
Gold	Chimet S.p.A.	ITALY	Yes
Gold	Jiangxi Copper Company Limited	CHINA	Yes
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	CHINA	Yes
Gold	The Refinery of Shandong Gold Mining Co., Ltd.	CHINA	Yes
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	CHINA	Yes
Tin	China Tin Group Co., Ltd.	CHINA	Yes
Tin	CNMC (Guangxi) PGMA Co., Ltd.	CHINA
Tin	Cooperativa Metalurgica de Rondônia Ltda.	BRAZIL	Yes
Tin	EM Vinto	BOLIVIA	Yes
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	CHINA	Yes
Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA	Yes
Tin	Metallo-Chimique N.V.	BELGIUM	Yes
Tin	Mineração Taboca S.A.	BRAZIL	Yes
Tin	Minsur	PERU	Yes
Tin	PT Bangka Tin Industry	INDONESIA	Yes
Tin	PT Bukit Timah	INDONESIA	Yes
Tin	PT Mitra Stania Prima	INDONESIA	Yes
Tin	PT Refined Bangka Tin	INDONESIA	Yes
Tin	PT Sariwiguna Binasentosa	INDONESIA	Yes
Tin	PT Timah (Persero) Tbk Kundur	INDONESIA	Yes
Tin	PT Timah (Persero) Tbk Mentok	INDONESIA	Yes
Tin	PT Tinindo Inter Nusa	INDONESIA	Yes
Tin	Thaisarco	THAILAND	Yes
Tin	White Solder Metalurgia e Mineração Ltda.	BRAZIL	Yes
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CHINA
Tin	Yunnan Tin Group (Holding) Company Limited	CHINA	Yes